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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 30)*

THE MARCUS CORPORATION
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
566330 10 6
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 566330 10 6

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Diane M. Gershowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 203,015
BENEFICIALLY OWNED	6	SHARED VOTING POWER 3,856,194(1)
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 203,015
PERSON WITH:	8	SHARED DISPOSITIVE POWER 3,856,194(1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,059,209(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 2,832,498 shares beneficially owned by DG-LDJ Holdings, L.L.C. The undersigned and a trust that she established holds 100% of the membership units of DG-LDJ Holdings, L.L.C.

Page 2 of 6 Pages

CUSIP No. 566330 10 6

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DG-LDJ Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER 2,832,498
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,832,498
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,498
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 3 of 6 Pages

CUSIP No. 566330 10 6

        This Amendment No. 30 to the undersigned’s amended Schedule 13G (the “Schedule 13G”), with regard to The Marcus Corporation, is being filed on behalf of the undersigned to amend Item 4 of the originally filed Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 4.	Ownership:

Diane Marcus Gershowitz

(a)	Amount Beneficially Owned: 4,059,209

(b)	Percent of Class: 13.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 203,015

(ii)	shared power to vote or to direct the vote: 3,856,194

(iii)	sole power to dispose or to direct the disposition of: 203,015

(iv)	shared power to dispose or to direct the disposition of: 3,856,194

        Other than with respect to 50,005 shares of Common Stock (which Ms. Gershowitz has sole voting and dispositive power) and 350 shares of Common stock (which Ms. Gershowitz has shared voting and dispositive power), all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock.

        Ms. Gershowitz’s beneficial ownership consists of:

(i)	6,491 shares of Common Stock which Ms. Gershowitz has the right to acquire upon the exercise of stock options;

(ii)	43,514 shares of Common Stock held individually by Ms. Gershowitz;

(iii)	350 shares of Common Stock held by DG-LDJ Holdings, L.L.C., of which Ms. Gershowitz and a trust that she established holds 100% of the memberhip units;

(iv)	153,010 shares of Class B Common Stock held individually by Ms. Gershowitz;

Page 4 of 6 Pages

CUSIP No. 566330 10 6

(v)	2,832,148 shares of Class B Common Stock held by DG-LDJ Holdings, L.L.C., of which Ms. Gershowitz and a trust that she established holds 100% of the membership units;

(vi)	972,851 shares of Class B Common Stock held by trusts whereby Ms. Gershowitz serves as Trustee;

(vii)	50,845 shares of Class B Common Stock held by the Ben and Celia Marcus Revocable Trust F/B/O Diane Marcus Gershowitz; and

        The trusts and Ms. Gershowitz, for shares held individually, each have the right to receive dividends and proceeds from the sale of securities held thereby.

DG-LDJ Holdings, L.L.C.

(a)	Amount Beneficially Owned: 2,832,498

(b)	Percent of Class: 9.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,832,498

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,832,498

(iv)	shared power to dispose or to direct the disposition of: 0

Exhibits

        1.        Agreement to file Schedule 13G jointly. (Previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed February 13, 2002.)

Page 5 of 6 Pages

CUSIP No. 566330 10 6

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

/s/ Diane Marcus Gershowitz
Diane Marcus Gershowitz

DG-LDJ HOLDINGS, L.L.C.

By:	/s/ Diane Marcus Gershowitz Diane Marcus Gershowitz Manager

Page 6 of 6 Pages